<u>Exhibit 9</u>

Information Regarding Designated Compliance Officer

The Designated Compliance Officer for MIS is James P. Bodovitz, who is employed by MIS on a full-time basis. Mr. Bodovitz's employment history and post-secondary educational background are presented below.

EMPLOYMENT HISTORY

Moody's Investors Service
October 2011 – Present
New York, New York
Designated Compliance Officer

The AIG Advisor Group
February 2007 – October 2011
New York, New York
Chief Risk Officer (July 2008 – October 2011)
Senior Regulatory Counsel
Senior Vice President, Chief Compliance Officer, Royal Alliance Associates, Inc. (February 2007 – February 2010)

Park Avenue Securities LLC / Guardian Life Insurance Company of America
May 2004 – February 2007
New York, New York
Senior Vice President, Chief Compliance Officer (PAS)
Second Vice President (Guardian)

AXA Advisors, LLC / AXA Financial, Inc.
December 1996 – April 2004
New York, New York
Senior Vice President & General Counsel (AXA Advisors) (Dec. 1999 – April 2004)
Vice President, National Compliance Office (AXA Financial)

United States Securities And Exchange Commission
January 1993 - November 1996
New York, New York
Branch Chief, Branch of Broker-Dealer Enforcement

Shearman & Sterling
October 1984 – November 1992
Associate Attorney

POST-SECONDARY EDUCATION:

University of Southern California Law Center, J.D., June 1984